FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name and Address

Alpine Summit Energy Partners, Inc. (the "Company")
Suite 2200, HSBC Building, 885 West Georgia St.
Vancouver, British Columbia, V6C 3E8

Item 2. Date of Material Change

April 29, 2022

Item 3. News Release

The Company disseminated a news release on May 2, 2022 relating to the material change, which was subsequently filed on SEDAR.

Item 4. Summary of Material Change

On May 2, 2022, the Company announced the successful closing of an asset backed securitization of certain producing oil and gas wells (the "Facility").

Item 5. Full Description of Material Change

5.1 Full Description of Material Change

On May 2, 2022, the Company announced the successful closing of the Facility. The Facility is being led by an insurance company and has an initial size of US$80 million with additional capacity to expand up to US$150 million in total. The Facility is secured by working interests in a subset of the Company's producing assets, which are held by an affiliate of its operating subsidiary, HB2 Origination, LLC, and charges interest at 7.00%.

Proceeds from the Facility will be used to repay existing indebtedness and the Company's asset backed preferred instrument (the "Preferred Instrument") and for general corporate purposes.

With the closing of the Facility, the Company completes the full refinancing of the Preferred Instrument. The Preferred Instrument was put in place to buy out a legacy partner; at the current share price, the buy out has captured approximately US$45 million of net value for the Company.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

The following executive officer of the Company is knowledgeable about the material change and this report:

Darren Moulds, Chief Financial Officer
dmoulds@alpsummit.com
(403) 390-9260

Item 9. Date of Report

May 9, 2022

Forward-Looking Information and Statements

This material change report contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or the negative or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information and forward-looking statements contained herein may include, but are not limited to, information concerning the Facility's impact on the Company's working capital.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. In addition, in connection with the forward-looking information and forward-looking statements contained in this material change report, the Company has made certain assumptions. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information and statements are the following: changes in the Company's working capital requirements; changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws; and compliance with extensive government regulation. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this material change report are made as of the date of this material change report, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.